UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AOL INC.

(Name of Subject Company)

AOL INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00184X 105

(CUSIP Number of Class of Securities)

Julie M. Jacobs

General Counsel

22000 AOL Way

Dulles, VA 20166

(703) 265-1000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of AOL Inc. (“AOL” or the “Company”) by Verizon Communications Inc. (“Verizon”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of May 12, 2015, by and among AOL, Verizon and Hanks Acquisition Sub, Inc., a wholly owned subsidiary of Verizon (“Acquisition Sub”). These communications include, as described in more detail below, certain news media articles and materials which AOL has distributed by email to its employees (via hyperlink thereto).

Set forth below is a copy of an Ad Age article published on May 20, 2015 and included in a daily email to all employees of the Company

Arianna Huffington: After Verizon Deal, HuffPo Was Promised Editorial Independence Planned Chinese Edition Will Focus on Lifestyle

By Angela Doland. Published on May 20, 2015

There’s been a lot of speculation about the future of The Huffington Post now that Verizon is buying AOL, owner of the online news and content site, in a deal that seems to be primarily motivated by AOL’s ad tech offerings. But AOL President Bob Lord told Ad Age last week that Verizon wouldn’t sell AOL’s content properties, and now Arianna Huffington, who founded The Huffington Post in 2005 and sold it to AOL in 2011, has said the same.

“Verizon wants to keep The Huffington Post,” Ms. Huffington told reporters in Hangzhou, China, where she spoke at a conference on women’s entrepreneurship hosted by Chinese e-commerce giant Alibaba Group Holding. “It has no interest in selling The Huffington Post. It wants to invest in growth.”

Ms. Huffington said that continued investment in the site’s growth, including its technology and video, was one of her two “paramount considerations.”

“The other consideration of course is continuing editorial independence, which they have also promised,” she said.

A Verizon spokeswoman did not immediately respond to a request for comment.

Verizon ran into trouble last year with SugarString, a website it created to cover tech news and other subjects, when SugarString’s editor told potential writers that coverage of net neutrality and espionage were off-limits. Verizon said the editor was mistaken but the venture quickly shut down.

Verizon said last week that it would pay $4.4 billion for AOL, whose media brands also include TechCrunch and Engadget.

AOL has said the media brands would remain part of the business. But John Stratton, Verizon’s exec VP-operations, told investors that the “principal interest” in AOL was in the ad-tech platform it had built up.

And despite assurances to the contrary, analysts have questioned whether Verizon will hang on to news sites like The Huffington Post, which is the No. 29th most-visited website in the U.S., according to Alexa.com. And Re/code reported that while AOL was working out the deal with Verizon, it was also in advanced talks to spin off The Huffington Post.

Chinese edition

Looking ahead, Ms. Huffington also said there are plans for a Chinese edition of The Huffington Post, and that there are conversations with “multiple possible partners” on that front.

It’s tough business launching online media in China, where the government simply shuts down internet access to news outlets it doesn’t like. The New York Times, Bloomberg and The Wall Street Journal are among the sites that aren’t accessible to people in mainland China unless they take special measures to hop over China’s Great Firewall.

However, Ms. Huffington is apparently planning to avoid potentially sensitive Chinese-language content.

“We are only going to come to China with lifestyle and entertainment,” she said. “We are not going to come with politics and news.”

Set forth below is a copy of a Wall Street Journal article published on May 20, 2015 and included in a daily email to all employees of the Company

CMO Today: U.S. Cable M&A Gets a New Player

by MIKE SHIELDS

EUROPE GETS IN ON U.S. CABLE M&A: Cable cowboy John Malone is facing some competition to consolidate the U.S. market from an unexpected place. European telecom and cable group Altice is buying a controlling stake in U.S. cable company Suddenlink in a deal valued at $9.1 billion, after the talks were first reported by WSJ on Tuesday. Altice, which is controlled by French cable investor Patrick Drahi, also is considering Time Warner Cable — an asset Mr. Malone has been coveting for Charter Communications. Altice even hinted that it’s just getting started, saying the Suddenlink deal is its “first in the cable sector in the U.S.” and opens “an attractive industrial and strategic avenue for Altice in the U.S.” One thing’s certain in the cable landscape: The deals are just getting started and are only getting harder to predict.

PINTEREST MOVIES?: Pinterest has built its early ad business on the potential to serve as the shopping list of the Web. Since Pinterest is all about posting images of stuff you like or want, the social network is ideal for selling things online, the thinking goes. But Pinterest seems to be looking to make sure it doesn’t get limited as just a “shopping list” site. Now, it’s rolling out new ads that incorporate animated motion, called Cinematic Pins, that are designed to appeal to atypical Pinterest advertisers, CMO Today reports. It’s an interesting move, considering Pinterest only just got its ad business going over the past year and is still adding ad targeting and sophisticated buying options. But perhaps Pinterest has seen how so much of the Internet has gotten pigeonholed as a direct-response media and doesn’t want to miss out on those traditional “TV budgets” if and when they come to the Web. Pinterest does have a pretty, visual-heavy environment going for it. Still, brands admit they are experimenting here and not totally sure how they fit. “We’re frankly still trying to figure out Pinterest,” said Brandon Rhoten, vice president of digital experience at Wendy’s.

RETAIL SURGE: While more brands such as Wendy’s consider bigger digital spends, it’s retail companies that are fueling the medium’s rapid advertising growth. According to the latest report from researcher eMarketer, retail advertisers will account for nearly a quarter of the $58.61 billion expected to be spent on digital media this year, CMO Today reports. In fact, retail brands’ spending is expected to surge 17% this year, and that’s from a solid base since many retailers and e-commerce companies have been spending big on digital for years. If you are wondering why there has been so much investment in ad tech and targeting options, it’s because these marketers will spend as much as it takes to reach more customers on the Web as long as that spending keeps delivering a solid return. So, that shoe ad that keeps following you around ever since you put a pair of heels in an online shopping cart but didn’t make a purchase? It’s not going away.

VERIZON’S MOBILE-FIRST GAMBLE: Why exactly did Verizon buy AOL last week? Well, the communications giant has three mobile video services in the works for this summer, and at least one is likely to be fueled by advertising — which is where AOL’s suite of ad technology products should come in quite handy. Verizon plans to offers sports, on-demand content and free video that won’t count against people’s monthly data plans if they are willing to put up with a few ads, the company said at an investor conference. And despite lots of chatter to the contrary, the Huffington Post may play a role, Deadline reports. Verizon’s mobile video services are being designed to be nothing like TV as the U.S. is “moving away from linear TV to a more mobile-centric world,” Chief Financial Officer Fran Shammo said. While there is little doubt mobile media consumption is exploding and live TV outside of sports is clearly taking a hit, there’s still the explosion of Netflix and the larger renaissance TV is enjoying. (TV means many things nowadays, obviously.) Clearly, younger demographics are more than comfortable consuming video on their phones, but the question is whether they are ever going to ever opt for long-form somewhere.

Set forth below is a copy of an Ad Age article published on May 20, 2015 and included in a daily email to all employees of the Company

Verizon Pushes AOL Past Cookies’ Weakness

Ad-tech and Content at Play in $4.4 Billion Deal

By Alex Kantrowitz. Published on May 20, 2015.

Three days after the Verizon deal to acquire AOL for $4.4 billion was announced, the tech company’s offices were nearly empty. AOL employees were out in the neighborhoods of New York, participating in an annual day of community service. A scant few remained, tending to the business of a company in transition.

Those on-site included AOL President Bob Lord. Later, he’d be in midtown playing sports with the youth of New York’s Police Athletic League. But for the moment, he was processing the week’s events. “This leapfrogs us,” he says of the acquisition. “There’s just no question in my mind.”

For nearly two years now, Mr. Lord has been in charge of building AOL’s advertising technology operation. He’s nearly finished with his biggest project: putting together all of the company’s disparate software pieces — which do everything from buy ad space to analyze campaign performance — into a single unified system called One. Just a few integrations remain.

The technology is widely considered to be good, but like every ad-tech offering on the market (with the exception of Facebook’s, maybe), it’s missing a key component: the ability to reliably link user identity on mobile devices and desktop. Cookies, which ad-tech systems rely on, are ineffective on mobile devices, making it difficult for advertisers to run coherent campaigns targeted to people using more than one device.

When the Verizon deal is complete, however, Mr. Lord will be free of that problem. “We’re moving from a cookie-based environment in targeting to a people-based environment of targeting,” he says. Though cookies will still be used in AOL’s ad-tech operation, Verizon’s concrete data on 131 million mobile subscribers gives AOL the ability to move past the cookie’s greatest weakness.

Mindshare Chief Strategy Officer Jordan Bitterman sees the sense in the deal. “It feels like this deal is being done for technology at the intersection of the coming (really: present) shift to mobile,” he says in an email. “Since mobile will account for just shy of 50% of all digital spend this year, the industry needs more receptacles for those dollars. So far, Facebook, Twitter, Apple, Pandora and Google have taken the lion’s share of those dollars. More entrants will allow for more pathways for mobile targeting and spend.”

“If you don’t evolve where you can provide value to a mobile device, I think you can be lost as a company,” Mr. Lord says. Lost is what many ad-tech companies seem to be at the moment.

The Content question

At this new, mutant ad-tech company, the role of AOL content properties such as The Huffington Post, TechCrunch and Engadget will become murky. Ad-tech companies that own media are often suspected of biasing their algorithms to send ad dollars to their own properties, but Mr. Lord says those concerns are overblown. “I’d be out of business if I was always advertising on The Huffington Post and giving nothing to The New York Times,” he says.

When asked about reports that some of AOL’s content properties are up for sale, Mr. Lord is firm. “They’re wrong,” he says.

Contributing: Tim Peterson

Set forth below is a copy of a NETWORKComputing article published on May 20, 2015 and included in a daily email to all employees of the Company

Verizon & AOL: What Can We Learn?

By Russ White

Verizon’s purchase of media company AOL and the growth of Google Fiber highlight the need to find a balance between content and transport.

If you’re wondering what message to take away from Verizon’s purchase of AOL, just look to Google Fiber. How are these two related? A little history might help.

America Online (AOL) began, along with CompuServe and a multitude of Bulletin Board Systems (BBSes), as a way to find digital content over the top of the telephone network. Dial tone became carrier for bits as people chased whatever digital trends existed before funny cat videos. These services were just that: services designed to connect people together. They didn’t really generate content, they just made sharing content easy enough for the average person.

Over time, these services morphed into providing content, including curated news feeds, some amount of actual reporting and opinion pieces, and the like. AOL, for instance, owns a number of media properties, including Tech Crunch and The Huffington Post. While most technologists will remember the modems and modem banks, most users will remember the running AOL man and the trademark (and grammatically incorrect) message, “You’ve got mail.”

The common takeaway from the success of AOL, and information/services-oriented technology companies in general, is that “You’ve got mail” beats fast modems and high speed access every time. Content is king and services are queen. Or maybe it’s the other way around, but you get the point. It’s not about carrying the bits; it’s about what the bits being carried contain.

Looking at the other side of the world, we have Google, the ultimate “over-the-top” service company, putting in its own fiber. As I drove to lunch with a few friends this week, we saw folks out dragging fiber alongside a street in Cary, N.C. The excitement of my friends was palpable about the prospect of high speed Internet access without relying on AT&T or Verizon; fiber to the curb.

What’s going on here? AOL is being bought by a company that traditionally provides transport, and Google, the over-the-top company, is burying fiber. Does this mean the over-the-top model doesn’t really work? Or does Verizon buying AOL tell us that the transport-only mode of running a network doesn’t work — that Verizon must jump into content to balance out their transport business?

The actual lesson, I think, is something different. It’s ultimately about finding a balance between content and transport. It is, in a sense, a vindication of the separation of transport as a service and content as a service enshrined in the end-to-end principle the Internet started with years ago. At the same time, it’s a recognition that neither will truly stand alone at scale.

Over the top is here to stay because walled gardens don’t really attract enough business to stay in business. At the same time, the owner of the network wants users to face a little resistance when stepping outside the virtual world the provider has created, in order to capture as much value from the user as possible. Users can’t be entirely contained, but they can’t be entirely set free to wander the wide horizons of the Internet at large, if a provider is to optimize revenue.

The key to this model is a clean and clear separation of content from delivery method, along with a recognition that the two must live alongside one another in some practical way. To put it in other terms, software isn’t the same as hardware. Trying to make software completely independent of the hardware isn’t going to work anymore than trying to embed software in the hardware in a way that captures users in a walled garden.

For IT organizations, the lesson might be that we need to pay attention to the end-to-end principle in our own designs —that we need to build networks and organizations that have a boundary, but the boundary needs to be permeable. There needs to be resistance to capture our user’s attention, but a walled garden is going to turn users off just as surely as the old line dial-up services. Content and services are the focal point, but access is part of the service people expect.

Important Information

The tender offer for the outstanding common stock of the Company referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Verizon and Acquisition Sub intend to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Verizon and Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation / Recommendation Statement, will be made available to all holders of shares of Common Stock at no expense to them. The tender offer materials and the Solicitation / Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.

Forward Looking Statements

This communication may contain forward-looking statements. Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “will,” “believes” and words and terms of similar substance used in connection with any discussion of the proposed transaction identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” sections contained in our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC, as well as, among other things: 1) the ability to obtain requisite regulatory approvals required to complete the proposed transaction with Verizon, 2) the satisfaction of the conditions to the consummation of the proposed transaction, 3) the timing of the completion of the proposed transaction and 4) the potential impact of the announcement or consummation of the proposed transaction on our relationships, including with employees, suppliers and customers.